**Squarespace** <form-submission@squarespace.info> Tue, May 4, 11:34 AM (9 days ago)
to investor

Sent via form submission from *The SMART Tire Company*

**Name:** Perry Baines

**Email:** perrybaines@gmail.com

**Message:** Please provide information for investment.

**Brian Yennie** <brian@smarttireco.com> Wed, May 5, 7:44 PM (8 days ago)
to perrybaines

Hi Perry,

Please check out our Regulation CF campaign here for more information:
https://wefunder.com/the.smart.tire.company

Regards,

Brian Yennie
Founder / Chief Technology Officer
The SMART Tire Company
mobile: (909) 358-0987

THE SMART TIRE COMPANY

*Reimagining the wheel.™*